UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
________________________

    The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:
Tekla World Healthcare Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):
2 Liberty Square, 9th Floor
Boston, MA 02109

Telephone Number (including area code):
(617) 772-8500

Name and Address of agent for service of process:
DANIEL R. OMSTEAD, Ph.D.
2 Liberty Square, 9th Floor
Boston, MA 02109

COPIES TO:
JOSEPH R. FLEMING, ESQ.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [X]    NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and State of Massachusetts on the 6th day of March, 2015.

Tekla World Healthcare Fund

/s/ Daniel R. Omstead
By:	Daniel R. Omstead
Title:	Trustee

Attest:

/s/ Laura Woodward
By:	Laura Woodward
Witness